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                             November 15, 2023

       Sravan K. Emany
       Chief Financial Officer
       Ironwood Pharmaceuticals, Inc.
       100 Summer Street, Suite 2300
       Boston, MA 02110

                                                        Re: Ironwood
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed on
February 16, 2023
                                                            File No. 001-34620

       Dear Sravan K. Emany:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed on February 16, 2023

       Exhibits

   1. Within this and your September 30, 2023 earnings release you present tables for the U.S.
                                                        LINZESS Commercial
Collaboration and US LINZESS Full Brand Collaboration
                                                        Revenue/Expense
Calculations. Please tell us how these tables reconcile to your annual and quarterly GAAP
financial statements and quantify for us the differences, if necessary.
                                                        Within your response,
clearly explain what these tables represent; and tell us why you are presenting this
information.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sravan K. Emany
Ironwood Pharmaceuticals, Inc.
November 15, 2023
Page 2

       Please contact Lynn Dicker at 202-551-3616 or Tara Harkins at 202-551-3639 with any questions.



FirstName LastNameSravan K. Emany                       Sincerely,
Comapany NameIronwood Pharmaceuticals, Inc.
                                                        Division of Corporation
Finance
November 15, 2023 Page 2                                Office of Life Sciences
FirstName LastName